INVESTMENT MANAGEMENT
Reliable Partner | Reliable Investing®

(d)(1)(i)

December 1, 2022

Voya Partners, Inc.

7337 E. Doubletree Ranch Rd.

Suite 100

Scottsdale, AZ 85258

Re: Management Fee Waiver

Ladies and Gentlemen:

By this letter dated December 1, 2022, we have agreed to waive a portion of the management fee payable to us under the Investment Management Agreement, dated May 1, 2017, between Voya Investments, LLC ("VIL") and Voya Partners, Inc. ("VPI") (the "Agreement"), with respect to VY® Columbia Contrarian Core Portfolio (the "Portfolio"), a series of VPI, in the amount of 0.048% per annum. By this letter, we agree to waive that fee for the period from December 1, 2022 through May 1, 2024.

VIL acknowledges that any fees waived during the term of this Agreement shall not be eligible for recoupment at any time in the future.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Directors of VPI.

REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK

December 1, 2022

Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Very sincerely,

By: /s/ Todd Modic

Name: Todd Modic

Title: Senior Vice President

Voya Investments, LLC

ACCEPTED AND AGREED TO: Voya Partners, Inc.

(on behalf of the Portfolio)

By: /s/ Kimberly A. Anderson

Name: Kimberly A. Anderson

Title: Senior Vice President, Duly Authorized